UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA completes issuance of
Green Notes

Mexico City, Mexico, April 16, 2021—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), announces the successful completion of its issuance of Ps.3,500 million in long-term notes (certificados bursátiles) in the Mexican market through two tranches issued jointly as part of a program to issue long-term notes (“the Issuances”). One of the tranches was placed as a Green Bond. After this transaction, OMA becomes the first airport operator to place a Green Bond in the Mexican market and the only one with an outstanding Green Bond in Latin America; proceeds from the Green Bond will be used to finance sustainable projects in our thirteen airports, which seek to reduce the environmental impact of airport operations.

The Issuances were widely accepted, with participation from almost 40 investors, including “Afores”, investment funds, and insurance companies. Demand of both tranches was 4.3 times the amount offered.

The issuances are the following:

1.	Ps.1,000 million in 5-year Green Notes (ticker: OMA21v) at a variable rate of TIIE 28 + 75 basis points. The Green Notes pay interest every 28 days, and principal amount will be paid at maturity on April 10, 2026.

2.	Ps.2,500 million in 7-year Notes (ticker: OMA21-2) at a fixed rate of 7.83%. The notes pay interest every 182 days, and principal amount will be paid at maturity on April 7, 2028.

Both issuances received the highest ratings in Mexico of Baa/Aaa.mx by Moody’s and AAA(mex) by Fitch on a national scale.

Proceeds from the issuances will be used to prepay, on April 19, 2021, the Ps.3,000 million Notes (ticker OMA14) that were issued in June 2014, and to finance the following eligible projects in accordance with the Green Bond Framework, which is aligned with the ICMA Green Bond Principles (GBP, 2018) and received a positive second-party opinion from Sustainalytics US Inc.:

•	Renewable Energy: Investments dedicated to generation of energy from renewable sources, mostly solar power and battery banks using solar power.
•	Energy Efficiency: Investments in high efficiency equipment that reduce energy consumption, and projects that enable monitoring and optimization of the energy consumption.
•	Other projects for Sustainable Water and Wastewater Management; and Biodiversity.

“The Green Notes will allow us to fund sustainable investments focused mainly on the implementation of solar panels, as well as other energy efficiency and water management projects”, said Ricardo Dueñas, CEO of OMA.

“We wish to congratulate OMA for this successful placement of its Green Bonds, and also thank them for their confidence to do so at the Mexican Stock Exchange (BMV). This major issuance stands out for being the first one placed by an airport group in the local market, and for the strong conviction shown by this company to strengthen its green issuances program, as well as making a constant effort to reduce their carbon footprint”, added José-Oriol Bosch, General Director of the BMV Group.

This press release is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to purchase the Notes.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

•      Webpage http://ir.oma.aero

•      Twitter http://twitter.com/OMAeropuertos

•      Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated April 16, 2021